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SE ||||||||||||||||||||| COMMISSION ̶ ̶549
04002077

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER.
8- 45 370

FEB 2 6 200

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gateway Investment Services

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

_____1144 Lake Street, Suite 207_____

(No. and Street)

Oak Park   Illinois   60301

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy H. Gilson, Chief Financial Officer   (213) 443-1831

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

355 S. Grand Avenue, #2000, Los Angeles,   CA   90071

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 18 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Nancy H. Gilson_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Gateway Investment Services_____ , as
of _____December 31,_____, 20 03_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____None_____

_____

_____   ~~~~~~~~~~~~~~~~
                                                  Signature

                                                  Chief Financial Officer
                                                  _____
                                                            Title

~~~~~~~~~~~~~~~~
    Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).





GATEWAY INVESTMENTS SERVICES, INC. AND SUBSIDIARY

(A Wholly Owned Subsidiary of Bank Plus Corporation)
(SEC Identification No. 8-45370)

Consolidated Financial Statements
and Supplemental Schedule

December 31, 2003

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Controls)

Filed in accordance with Rule 17a-5(e)(3) as a public document



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
Gateway Investment Services, Inc.:

We have audited the accompanying consolidated statement of financial condition of Gateway Investment Services, Inc. and subsidiary (a wholly owned subsidiary of Bank Plus Corporation) as of December 31, 2003, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gateway Investment Services, Inc. and subsidiary as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the schedule is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

January 28, 2004



GATEWAY INVESTMENT SERVICES, INC. AND SUBSIDIARY

(A Wholly Owned Subsidiary of Bank Plus Corporation)

Consolidated Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	413,607
Commissions and fees receivable		600
Other assets		22,415
Total	$	436,622

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	45,364
Due to affiliates		4,426
Total liabilities		49,790
Shareholder's equity:		
Common stock, $1 par value. Authorized 50,000 shares; issued and outstanding 50 shares		50
Additional paid-in capital		49,950
Retained earnings		336,832
Total shareholder's equity		386,832
Total	$	436,622

See accompanying notes to consolidated financial statements.

GATEWAY INVESTMENT SERVICES, INC. AND SUBSIDIARY
(A Wholly Owned Subsidiary of Bank Plus Corporation)
Consolidated Statement of Operations

Year ended December 31, 2003

Revenues:		
Fixed annuity commissions	$	2,036,549
Security commissions		1,006,280
Variable annuity commissions		334,191
Distribution fee income		627,164
Subsidiary variable annuity income		167,826
Other income		10,035
Total revenues		4,182,045
Expenses:		
Administrative and processing fees		2,798,392
Employee compensation and benefits		900,621
General and administrative		449,788
Occupancy		65,699
Professional fees		45,812
Depreciation		29,838
Loss on sale of fixed assets		32,266
Total expenses		4,322,416
Loss before income taxes		(140,371)
Income tax benefit		(57,202)
Net loss	$	(83,169)

See accompanying notes to consolidated financial statements.

GATEWAY INVESTMENT SERVICES, INC. AND SUBSIDIARY
(A Wholly Owned Subsidiary of Bank Plus Corporation)

Consolidated Statement of Changes in Shareholder's Equity

Year ended December 31, 2003

		Common stock	Additional paid-in capital	Retained earnings	Shareholder's equity
Balance, January 1, 2003	$	50	49,950	1,220,001	1,270,001
Net loss		—	—	(83,169)	(83,169)
Dividend to shareholder		—	—	(800,000)	(800,000)
Balance, December 31, 2003	$	50	49,950	336,832	386,832

See accompanying notes to consolidated financial statements.

GATEWAY INVESTMENT SERVICES, INC. AND SUBSIDIARY
(A Wholly Owned Subsidiary of Bank Plus Corporation)

Consolidated Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:		
Net loss	$	(83,169)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		29,838
Loss on sale of fixed assets		32,266
Deferred taxes		44,682
Changes in assets and liabilities:		
Commissions and fees receivable		138,524
Other assets		126,810
Due to affiliates		(64,736)
Accounts payable and accrued liabilities		(192,020)
Net cash provided by operating activities		32,195
Cash flows from investing activities:		
Proceeds on disposal of fixed assets		79,689
Purchase of Citadel, net of cash acquired		(83,825)
Net cash used in investing activities		(4,136)
Cash flows used in financing activity:		
Dividend to shareholder		(800,000)
Net decrease in cash and cash equivalents		(771,941)
Cash and cash equivalents:		
Beginning of year		1,185,548
End of year	$	413,607
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	—
Income taxes received from Parent, net		(49,204)
Citadel acquisition:		
Fair value of assets acquired	$	91,181
Liabilities assumed		(7,356)
Net cash paid for acquisition		83,825
Cash acquired		26,037
Cash paid for acquisition	$	109,862

See accompanying notes to consolidated financial statements.

(1) Organization

Gateway Investment Services, Inc. (the Company) was incorporated in California in October 1989 and became a registered broker-dealer on October 14, 1993 under the Securities Exchange Act of 1934. The Company was purchased on July 31, 1994 by Fidelity Federal Bank (Fidelity Federal). In May 1996, Bank Plus Corporation (the Parent) purchased Fidelity Federal including the Company. As a result, the Company became a wholly owned subsidiary of the Parent. On December 31, 2001, the Parent was purchased by FBOP Corporation (FBOP). The acquisition of the Parent by FBOP had no impact on the consolidated financial statements of the Company. The Company, through an affiliate of FBOP, will provides advisory services related to restructuring of debt obligations.

Effective March 1, 2003, the Company acquired Citadel Services Corporation (Citadel), an insurance services provider, for $109,862 from California National Bank, a subsidiary of FBOP, the purchase price represented the fair value of the net assets and liabilities of Citadel as of the acquisition date.

(2) Discontinued Operations

The Company's primary business has been to provide investment counseling services and offered securities products, such as mutual funds and fixed and variable annuities. Effective September 15, 2003, the Company discontinued all its business activities. The Company accounted for the discontinuation of business activities in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. As part of the discontinuation of business activities, the Company incurred $303,000 in severance costs and recorded a loss of $32,266 related to the disposal of fixed assets.

Subsequent to September 15, 2003, the Company's revenues have been limited to the receipt of trail commissions earned for products offered and sold prior to the discontinuance of such operations.

(3) Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the financial statements of Gateway Investment Services, Inc. and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents

Investments in money market funds are carried at cost, which approximates fair value, and are considered cash equivalents.

(c) Furniture and Equipment

Furniture and equipment were recorded at cost and depreciated on a straight-line basis over their estimated useful lives, generally three to ten years.

(Continued)

(d) Revenue Recognition for Discontinued Operations

Commission revenues were recorded on the trade date with the exception of trail commissions which are recognized when received. Distribution fees received from the sale of mutual funds were accrued monthly. Annuity transactions were settled directly with the individual insurance companies when policies are issued. Securities transactions were executed and cleared by the Company on a daily basis pursuant to Rule 15c3-3 paragraph (k)(2)(i).

(e) Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(4) Related Party Transactions

Prior to the discontinuance of all business activities related to investment counseling services and securities product sales, the Company maintained registered representatives in branches of an affiliate of the Parent (Affiliated Bank). The Affiliated Bank was responsible for the processing of accounting data, preparation of the monthly financial statements, and payment of certain administrative services for the Company. The Company was charged a monthly administrative and processing fee by the Affiliated Bank from 50% to 70% of gross commission revenue generated from its branches and other income, excluding interest income. For the year ended December 31, 2003, the Company incurred and paid $2,798,392 for these services. During 2003, the Company paid to the Affiliated Bank $40,859 for other allocated general and administrative expenses, which are included in general and administrative expenses in the accompanying consolidated statement of operations. The Company also paid $58,500 for rent, which is included in occupancy expenses in the accompanying consolidated statement of operations. Following the discontinuance of the investment counseling services and securities product sales, the Company remains subject to an allocation of charges from the Parent for general overhead costs.

(Continued)

(5) Employee Benefit Plan

The Company participates with the Parent and certain affiliates in a 401(k) defined contribution plan available to all employees who have been with the Company for one year and have reached the age of 21. Employees may generally contribute up to 15% of their salary each year, and the Company matches 50% of the first 6% contributed by the employee. For the year ended December 31, 2003, the Company made no contributions to the plan.

(6) Income Taxes

The Company's results are included in the consolidated federal income tax and the California franchise tax returns filed by the Affiliated Bank. The Company is allocated income taxes based on the separate-return method. Included in due to affiliates is $4,426 related to current income taxes payable.

Income taxes consist of the following components on a separate-return basis:

Current expense:		
Federal	$	(49,130)
State		(8,072)
	$	(57,202)

The provision for taxes on income differs from the amounts computed by applying the federal rate of 35% primarily because of the effect of state income taxes as follows.

Computed expected taxes at 35% of income before income taxes	$	(49,130)
Increase in income taxes resulting from state and city income taxes, net of federal income tax benefit		(8,072)
Total income taxes	$	(57,202)

As of December 31, 2003, there were no deferred tax assets, as such amounts had been transferred to the Parent.

(7) Concentration of Credit Risk

The Company maintains its cash and cash equivalents in various federally insured banking institutions. The account balances at each institution periodically exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Management of the Company believes that this risk is not significant.

(Continued)

(8)   Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2003, the Company had net capital of $363,817, which was $313,817 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.14-to-1.0.

(9)   Reserve Requirements for Brokers or Dealers

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934, because it carries no margin accounts, promptly transmits all customer funds, and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions among the Company and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Gateway Investment Services, Inc."

GATEWAY INVESTMENT SERVICES, INC. AND SUBSIDIARY
(A Wholly Owned Subsidiary of Bank Plus Corporation)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2003

Shareholder's equity	$	386,832
Nonallowable assets:		
Commissions and fees receivable over 30 days		—
Furniture and equipment		—
Deferred tax assets		—
Other assets (excluding accrued interest)		(23,015)
Total		(23,015)
Net capital	$	363,817

Computation of aggregate indebtedness

Total aggregate indebtedness	$	49,790
Minimum net capital requirement (6-2/3% of aggregate indebtedness)		3,319
Minimum capital requirement		50,000
Net capital required		50,000
Excess net capital		313,817

Note:
    The computation of net capital under Rule 15c3-1 as of December 31, 2003 computed by Gateway Investments Services, Inc. in its Form X-17a-5, Part IIA filed with the NASD Regulation, Inc. on January 22, 2004 does not differ from the above computation which is based upon the accompanying audited consolidated financial statements.

See accompanying independent auditors' report.



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Accounting Control
Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors and Shareholder
Gateway Investment Services, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Gateway Investment Services, Inc. (the Company) and subsidiary for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly security examinations, counts, verification, and comparisons

2. Recordation of differences required by Rule 17a-3

3. Compliance with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the efficiency of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 28, 2004